

Mail Stop 6010

April 10, 2008

Via U.S. Mail and Facsimile to (703) 236-3170

Amir Rosenthal
Chief Financial Officer
Katy Industries, Inc.
2461 South Clark Street
Suite 630
Arlington, VA 22202

> **Re: Katy Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-05558**

Dear Mr. Rosenthal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data, page 31

Note 3. Significant Accounting Policies, page 37

1.   Please tell us and revise future filings to disclose the significant terms of your sales arrangements, including sales discounts, return rights and cooperative advertising; the situations under which the distributors may exercise those rights; and whether returns are capped to a certain percentage of sales price or margins.

2.   You disclose that you record "sales discounts, returns and allowances in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer*." Please tell us why returns and allowances are accounted for under EITF 01-9 and not SFAS 48. Relate your response to the description of your sales and allowance arrangements provided in response to the above comment.

3.   Further, please tell us and revise future filings to disclose the accounting policies used to account for your sales discounts, return rights and cooperative advertising. We note that the current disclosure only broadly refers to EITF 01-9 but not to the specific accounting policies within EITF 0-19 that the company applies to its arrangements.

Exhibit 31

4.   We note that your annual report contains management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please file an amendment to the Form 10-K that includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

5.   Additionally, we note that that you replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of the certifications required by Exchange Act Rule 13a-14(a). In future filings, including your amended Form 10-K, please revise the certification to refer to "report."

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant